SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______

Commission File Number **33-94194**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoVest Banc
Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoVest Bancshares, Inc.
749 Lee Street
Des Plaines, Illinois 60016

REQUIRED INFORMATION

The CoVest Banc, N.A., Profit Sharing Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. Because the Profit Sharing Plan has more than 100 employee/participates, the financial statements required by the general institutions of Form 11-K are attached as Exhibit 99.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVEST BANC, N.A. PROFIT SHARING PLAN

By: ______________________________
PAUL A. LARSEN, Chief Financial Officer

Date: June 27, 2002

COVEST BANC
PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No. 23.1

CONSENT OF INDEPENDENT AUDITORS

Plan Administrator
CoVest Banc Profit Sharing Plan
Des Plaines, Illinois

We consent to the incorporation by reference of our report dated April 23, 2002 on the CoVest Banc Profit Sharing Plan ("the Plan") 2001 financial statements included in the Form 11-K of the Plan for the year ended December 31, 2001 into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission for the Plan.

Crowe, Chizek and Company LLP

Oak Brook, Illinois
June 27, 2002

Exhibit No. 99.1

COVEST BANC
PROFIT SHARING PLAN
Des Plaines, Illinois

FINANCIAL STATEMENTS
December 31, 2001 and 2000

COVEST BANC
PROFIT SHARING PLAN
Des Plaines, Illinois

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Trustees
CoVest Banc Profit Sharing Plan
Des Plaines, Illinois

We have audited the accompanying statements of net assets available for benefits of the CoVest Banc Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, Schedule of Assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Oak Brook, Illinois
April 23, 2002

COVEST BANC PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value (see Note 4)	$ 3,125,201	$ 2,461,434
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,125,201	$ 2,461,434

See accompanying notes to financial statements.

COVEST BANC PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to	
Investment income	
Net appreciation in fair value of investments (See Note 4)	$ 375,191
Dividends	39,803
Interest	9,476
	424,470
Contributions	
Participant wage deferrals	277,550
Rollovers	22,012
Employer	93,411
	392,973
Total additions	817,443
Deductions from net assets attributed to	
Benefits paid to participants	146,439
Trustee expenses	7,237
Total deductions	153,676
Net increase	663,767
Net assets available for plan benefits	
Beginning of year	2,461,434
End of year	$ 3,125,201

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the CoVest Banc Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants and other interested parties should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time or regularly scheduled part-time employees of CoVest Bancshares, Inc. (the Company) who have completed 1,000 hours of service per year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Employees may contribute between 1% and 15% of eligible compensation, not to exceed Internal Revenue Service limits. The Company matches 100% of employee contributions up to 2.5% of eligible compensation. The Company may also make additional contributions from time to time at the discretion of the Board of Directors.

Participant Accounts: Each participant's account is credited with the participant's contributions, the Company's matching contribution, and investment earnings. The Company's contribution is reduced by forfeitures of terminated participants' nonvested accounts. Investment earnings are allocated based upon participant account balances. Any additional Company contributions are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions. Vesting in Company matching contributions is based on years of service. A participant becomes fully vested after five years of service.

Payment of Benefits: Participants, upon termination of employment, reaching age 65, death, or becoming disabled and subsequently terminating will receive the total value of their plan account. All payments will be made in the form of a qualified joint and 50% survivor annuity or in a lump sum payment.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. The loan must be repaid within five years of origination. The loans are secured by the balance in the participants' account and bear interest at rates that range from 6.50% to 9.50%.

Forfeited Accounts: At December 31, 2001, forfeited non-vested accounts totaled $2,112. These accounts will either be re-allocated to remaining participants or used to reduce future employer contributions.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan is on the accrual basis of accounting.

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments in mutual funds are stated at quoted market prices. The fair value of CoVest Bancshares, Inc. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Transaction fees for purchases and sales are included in trustee expenses. Dividend income is recorded on the ex-dividend date. Participant loans are carried at their remaining balance, which approximates fair value.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts for the Company's matching contribution.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31, 2001	December 31, 2000
Federated Capital Preservation Fund, 17,645 and 10,526 shares, respectively	$ 176,456	$ 105,260
Vanguard Growth Index Fund, 7,602 and 5,438 shares, respectively	200,846	150,355
Vanguard Index 500 Fund, 3,186 and 2,922 shares, respectively	337,378	356,088
Vanguard Specialized Health Care Fund, 4,807 and 1,854 shares, respectively	236,983	246,088
Invesco Strategic Technology Fund, 5,262 and 2,568 shares, respectively	171,414	153,500
CoVest Bancshares, Inc., common stock, 104,805 and 106,544 shares.	1,959,851	1,370,192

(Continued)

NOTE 4 - INVESTMENTS (Continued)

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$ (220,339)
Common stock	595,530
	$ 375,191

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 26, 1995 that the Prototype Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's Plan is based is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $0 and $32,119 at December 31, 2001 and 2000.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan were paid by the Company.

The Plan held the following party-in-interest investments at December 31, 2001 and 2000 (at fair value):

	2001	2000
CoVest Bancshares, Inc. common stock	$ 1,959,854	$ 1,370,192

(Continued)

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

During the year ended December 31, 2001, the Plan purchased shares of CoVest Bancshares, Inc. common stock for $229,873 and sold shares of CoVest Bancshares, Inc. common stock for $200,736. In addition, the Plan recorded $32,476 of dividend income on CoVest Bancshares, Inc. common stock.

Glenview State Bank is the trustee of the Plan. Trust fees paid by the Plan for investment management services amounted to $7,237 for the year ended December 31, 2001.

SUPPLEMENTAL SCHEDULE

COVEST BANC PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of Plan Sponsor: CoVest Banc
Employer Identification Number: 36-2045478
Three-Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds		
	Federated	Trust for U.S. Treasury Obligations	**	$ 13,053
	Federated	Capital Preservation Fund	**	176,456
	Federated	Money Market Fund	**	39
	Vanguard	Growth Index Fund	**	200,846
	Vanguard	Index 500 Fund	**	337,378
	Vanguard	Specialized Health Care Fund	**	236,983
	Vanguard	International Growth Fund	**	21,259
	Invesco	Strategic Technology Fund	**	171,414
*	CoVest Bancshares, Inc.	Common stock	**	1,959,853
	Plan participants	Promissory Notes (Interest rates at 6.50% - 9.50%)	**	7,920
				$ 3,125,201

* Party-in-interest.
** Participant directed investment, cost basis not presented.